December 12, 2017 Fairmount Santrol and Unimin to Combine Creating a Leader in Proppant and Industrial Materials Solutions Filed by Unimin Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Fairmount Santrol Holdings Inc. (Commission File No. 001-36670)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today. Disclaimer and Forward Looking Statements

Additional Information In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Fairmount Santrol STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com. Participants in Solicitation Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Note on GAAP and IFRS Reporting Standards Fairmount Santrol prepares its financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, while Unimin currently prepares its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. As a result, the financial information of Fairmount Santrol and Unimin may not be directly comparable. In addition, the combined company information has been prepared based on a simple arithmetic sum of the results of Fairmount Santrol and Unimin, and was not prepared in accordance with Regulation S-X of the SEC’s rules for pro forma financial information, and you should therefore not place undue reliance on this information. Disclaimer and Forward Looking Statements

Today’s Speakers Jenniffer Deckard President and CEO of Fairmount Santrol President and CEO since 2013 Prior positions include President (2011-2013), Vice President of Finance and Chief Financial Officer (1999-2011), Corporate Controller (1996-1999), and Accounting Manager (1994-1996) Currently serves on the Boards of Directors for the Cleveland Foundation, RPM International, the Fairmount Santrol Foundation and the Case Western Weatherhead School of Management’s Visiting Committee B.S. from the University of Tulsa, MBA from Case Western Reserve University Michael Biehl Executive Vice President and CFO of Fairmount Santrol Executive Vice President and Chief Financial Officer of Fairmount Santrol since April 2016 Prior positions include Chief Financial Officer of Chart Industries (2001-2016), Vice President, Finance and Treasurer Oglebay Norton Company (1992-2001) Senior Manager, Audit Ernst & Young (1978-1992) BBA from Ohio University and an MBA from Northwestern University’s Kellogg School of Management CPA (active) Andrew Eich Senior Vice President and Chief Commercial Officer of Unimin Corporation Senior Vice President and Director of Unimin Chief Commercial Officer since June 2016 (Chief Financial Officer 2012–2016) Previously Director at Aetos Capital, an Asia-focused real estate private equity firm with more than $10 billion in assets under management Began his career at KPMG LLP Economics and management degree from Ohio Wesleyan University CFA Charterholder and CPA (inactive)

Creating Value through Scale, Diversity, and Complementary Assets Net present value of targeted synergies and capex synergies, net of projected costs to achieve Substantial Shareholder Value Creation >$1Bn (1) of shareholder value creation from targeted annual synergies of approximately $150MM Additional synergy potential through cross-selling and application development Exposure to attractive, predictable industrial business Uniquely Diversified Business Balanced energy and industrial business with extensive product offerings, geographies, logistics and distribution networks Large, resilient and growing industrial business serving diverse end markets Unmatched proppant solutions through unique combination of technical development and product know-how Strong Financial Profile Strong free cash flow generation through-the-cycle driving flexibility in capital allocation including: Faster deleveraging of balance sheet Range of organic and inorganic growth opportunities Leading Material Solutions Provider Unique value proposition to serve industrial and energy customers A leader in proppant solutions A leader in industrial materials solutions

Compelling Transaction for All Stakeholders Based on fully diluted shares outstanding of 229.9MM as of 12/8/2017 using the treasury stock method Including targeted synergies of approximately $150MM Fairmount financials prepared under US-GAAP; Unimin financials prepared under IFRS with Adjusted EBITDA developed consistent with Fairmount methodology for comparability purposes As of COB 12/8/2017 (measurement date in the merger agreement) Transaction Structure Fairmount Santrol to combine with Unimin, a wholly-owned subsidiary of Sibelco, via a tax-free merger Combined company to list on NYSE concurrent with closing Consideration and Pro Forma Ownership Fairmount Santrol shareholders will own 35% of the combined strong, well-positioned company, plus receive a cash payment of $170MM (approximately $0.74 per share at current diluted share count) (1) Unimin’s parent company, Sibelco will own 65% of the combined company LTM Sep-17 Adjusted EBITDA of $400MM ($550MM incl. run-rate synergies) (2)(3) Financing Unimin has secured fully committed financing to refinance combined net debt of $1.4Bn, representing 3.6x LTM Sep-17 Adjusted EBITDA (pre synergies) / 2.6x (post synergies) Board and Governance After close, Jenniffer Deckard to be Chief Executive Officer and a member of the Board of Directors Board of Directors is expected to comprise 11 members: the CEO; six directors nominated by Sibelco including the Chairman; four directors nominated by Fairmount Santrol Sibelco CEO Jean-Luc Deleersnyder to join the Board of Directors Closing Transaction expected to close around mid 2018 Subject to the approval of Fairmount Santrol shareholders Shareholders representing 26% of outstanding shares have entered into voting agreements (4) Regulatory approvals required

# Unimin – An Industry Leader

## Key Highlights

- **38 Active Plants**
- **28Mt Current Capacity**
- **38 Operating Terminals**
- **Leader In Safety**
- **~9,500 Railcars**
- **>450Mt Reserves**
- **Access to Five Class 1 Railroads**
- **~2,300 Employees**
- **10 Minerals Sold**
- **Diverse End Markets (4)**

## Two Complementary Segments (1)



Energy
46%
Industrial
54%
Canada
RoW
Mexico
United States
Feldspar
Others
Clays
Lime
Silica
Nepheline Syenite

**Diverse Geographies**

**Variety of Minerals**

## Significant Adj. EBITDA Through-The-Cycle (2) (3)



$MM
$214
$142
$248
2015
2016
LTM Sep-17
Industrial Materials
Proppant Solutions

1. LTM 9/30/2017; volume split by segment for top pie chart, revenue split for Industrial segment for two bottom pie charts
2. SG&A and other corporate cost items allocated by volume contribution; financials accounted for under IFRS with Adj. EBITDA developed consistent with Fairmount methodology for comparability purposes
3. Excludes Unimin's high purity quartz business which will remain with Sibelco
4. Unimin's Industrial end markets include Metals and Castings, Coatings and Polymers, Ceramics, Construction, Glass and Other

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FairmountSantrol UNIMIN

Unimin is Growing Rapidly Mt Growth through Capacity Expansion and Operational Efficiency Investments Industrial Materials Proppant Solutions West Texas greenfield Attractive brownfields across the portfolio High volume terminal expansions in Permian and Marcellus Sufficient capacity in place to meet growing demand of our industrial business in key markets and geographies Key Drivers Permian and Utica Expansion

Supported By Long-Term Investor Sibelco Shared Values and Global Expertise Long track record and experience in working with industrial minerals companies to create value Focus on sustainable development and returns as long-term investor In-depth knowledge of world markets Leading technologies in minerals processing with a unique R&D platform Truly global platform & distribution network Our Vision To be the best global material solutions company: market driven, operationally excellent, with a compelling culture Founded in 1872 Sibelco’s Key Strengths 2016 sales of €2.7Bn Multi-mineral product offering >200 plants in >40 countries ~10,000 employees Belgian, privately-owned

Fairmount Santrol – Long-Term Value Creators Broad Proppant Portfolio with High Technology Products Suite of products address all well environments providing a one-stop-shop for customers (NWS, Texas Gold, Permian, RCS, SSP) A leader in proppant technology and innovation with largest portfolio of resin-coated products and Propel SSP® National Scale/Footprint ~900 million tons of proven reserves across Ohio, Illinois, Wisconsin, Minnesota, Missouri and Texas Ability to adjust production mix by grade to better meet demand Ability to ship on multiple Class 1 rail lines and serve all key basins Focus on Value Enhancing Logistics 46 in-basin oil & gas terminals; 12 I&R terminals Extensive distribution and unit train capabilities reduce in-basin cost and increase effective utilization 12 unit train capable oil & gas terminals; over 70% of NWS shipped via unit train Compelling I&R Business Fully integrated I&R sand and resin solutions provider Diverse base of over 800 customers contributes to the more steady dynamics of I&R Provides for stable, predictable cash flows Long-Lasting Customer Relationships Customers include the largest pressure pumpers in the U.S., as well as regional players Strong and entrenched customer base with longstanding relationships 70-80% of production is contracted with weighted average duration of ~4 years

Balanced industrial minerals and proppants production with diverse offerings and end markets driving profitability Diversified geographical exposure with more than 10% of pro forma revenue coming from outside the United States Diversified and Balanced Portfolio Pro Forma Volume; Mt, LTM (9/30/2017) Total Pro Forma Gross Profit (1); $MM, LTM (9/30/2017) Sales Volumes Profitability Industrial Materials Proppant Solutions Fairmount financials prepared under US-GAAP; Unimin financials prepared under IFRS $559MM 79% 21% 54% 46% 58% 42%

Value of Stability Reflected in Industrial Trading Multiples Industrial minerals companies trade at meaningfully higher multiples than proppant companies, and with less volatility due to business model stability 40% of combined companies’ LTM 9/30/2017 gross profit derived from industrial materials solutions Proppant Multiples (1) Industrial Multiples (1,2) TEV multiple of 2018E EBITDA median consensus from FactSet as of 12/8/2017 Group based on peers per Fairmount Santrol proxy statement filed 4/6/2017 (Tronox Ltd. excluded) TEV / 2018E EBITDA TEV / 2018E EBITDA

Product Breadth to Win Across Markets and Through Cycles Broad Product Portfolio Wide Range of End Markets Glass Construction & Building Products Ceramics Coatings & Polymers Metals & Castings Filtration Oil & Gas High-Purity Sands High quality pure silica sand supplying O&G and industrial customers Custom Blending Expert custom blends of sand, aggregates, minerals, colorants and other materials DustShield Chemical solution that will lower the amount of respirable crystalline silica, leading to cost savings Propel SSP® Increases reservoir recovery by optimizing well geometry & operational efficiencies High-Performance Resins Traditional foundry resin systems & proprietary resins for advanced resin-coated proppants Silica-free material that improves abrasion & weathering resistance in paints + acts as flux in glass & ceramics production Nepheline Syenite Sports & Recreation

Complementary Footprint Across North America Plants Terminals (1) Plants Terminals (1) Excludes coating operations in Denmark & China Includes O&G and Industrial Note: Indicative only Combined footprint of more than 50 sand & coating plants across North America (1) Access to all major railways serving major oil & gas basins Expanded terminal network with 96 terminals across US and Canada (2) Well positioned Industrial business in growing Southeastern US and Mexican markets Mexico Canada

Combined distribution network has access to major railroads Combined terminal network increases throughput capacity and network flexibility Increased unit train terminals allow for more effective and efficient shipments to better serve customers Diversified Rail Network and Value Proposition for Customers Annual Oil & Gas Terminal Throughput Capacity (Mt) (1) Highly Complementary Large-Scale Terminal Network Proppant Rail and Trucking Capacity Access To Major Rail Lines – Enhances Flexibility and Diversity Regional (Trucking) Regional (Trucking) Regional (Trucking) Unimin figures include owned and exclusively controlled terminals as well as expansions currently underway, but exclude 3rd party terminals utilized; Fairmount terminals all owned

Case Study: Blanketing in the Booming Permian Unimin Terminals Fairmount Santrol Plant Fairmount Santrol Terminals Strategically located plants and terminals throughout the Permian Basin Two flagship plants with a combined capacity of 6Mt under construction and expected completion in Q2 ’18 One additional identified property for future expansion to potentially drive total Permian capacity up to 9Mt Drilling Activitiy UP BNSF TXPF Unimin Plant Carlsbad Hobbs Lamesa Snyder Big Spring Midland Odessa San Angelo Pecos River ~35 Miles Source: Google Note: Indicative only

>$1Bn Value Creation from Synergies (1) Logistics Optimization Substantial Synergies Procurement & Administrative Additional Value Drivers Significant synergy opportunity from logistics optimization through origin-destination pairing Targeted synergies of approximately $150MM annually 50% realized in first year after close 100% targeted by end of second year Low cost to implement Significant cross-selling opportunities Roll-out of Fairmount coated products (in particular Propel SSP®) and Unimin’s Dust Shield product offering across combined customer base Complementary technological capabilities Opportunity for new product and application development based on combined innovation and R&D platform Based on net present value of targeted synergies and capex synergies, net of projected costs to achieve

Stable Industrial Base with Energy Poised for Growth Adjusted EBITDA (1) Fairmount Adj. EBITDA as disclosed in SEC filings, Unimin financials prepared under IFRS with Adjusted EBITDA developed consistent with Fairmount methodology for comparability purposes $MM

Pro Forma Capitalization – Supported by a Strong & Flexible Balance Sheet As of September 30, 2017 Pro forma for the refinancing completed on 1 November 2017 Excludes unfunded pension obligations Fairmount financials prepared under US-GAAP; Unimin financials prepared under IFRS with Adj. EBITDA developed consistent with Fairmount methodology for comparability purposes; assumes targeted run-rate synergies of approximately $150MM Note: Small differences due to rounding $Bn Net Debt (1) (2) 0.6 0.8 1.4 Select Credit Metrics Net Debt / LTM Adj. EBITDA + run-rate synergies (3) 2.6x 3.3x 3.6x Net Debt / LTM Adj. EBITDA (3) 4.0x

Roadmap to Completion Regulatory approvals and customary closing conditions Approval by Fairmount Santrol shareholders Shareholders representing 26% of outstanding shares have entered into voting agreements (1) Expected to close around mid 2018 Public listing of combined company on NYSE concurrent with closing As of COB 12/8/2017 (measurement date in the merger agreement)

Industry Defining Transaction Benefiting All Stakeholders SUPPLIERS Increased supply chain efficiency Distribution network increases throughput capacity and provides supplier flexibility CUSTOMERS Enhanced logistical & operational flexibility to better serve our customers Enlarged plant footprint brings us closer to our customers Improved access to capital to grow with our customers Greater product development capabilities EMPLOYEES Improved stability in volatile environment Greater opportunities within a leading proppant and industrial materials solutions provider SHAREHOLDERS Significant value creation from substantial synergies Strong cash flow generation driving flexibility in capital allocation Higher multiple awarded for resilient and growing industrial business $170MM cash payment to shareholders upon closing of the transaction DEBTHOLDERS Improved leverage position Enhanced cash flow generation through-the-cycle from synergies and resilient industrial business

Appendix

Deal Financing Fully committed financing in place from Barclays Bank Plc and BNP Paribas Term Loan B of $1.65Bn Pro forma net debt of $1.4Bn Pro forma net leverage of 3.6x LTM (Sep-17) Adj. EBITDA (1) Net leverage of 2.6x assuming run-rate synergies (2) Credit accretive transaction with strong projected Adjusted EBITDA growth and free cash flow generation for faster deleveraging Fairmount Adj. EBITDA as disclosed in SEC filings, Unimin financials prepared under IFRS with Adjusted EBITDA developed consistent with Fairmount methodology for comparability purposes Targeted annual synergies of approximately $150MM

Diversity In Minerals Mined And... ... End Markets Served Sibelco – Supportive Majority Shareholder Sibelco – Key Highlights Sibelco and the Combined Company Sibelco is not a listed company; shares are traded on the OTC Euronext Expert Market A leading global producer of industrial minerals with operations in >40 countries Founded in 1872 and still privately owned (1) Headquartered in Antwerp, Belgium Present across the value chain 2016 revenues of €2.7Bn and strong financial position Wide variety of minerals & end markets Strong track record of sustainable development Majority owner of Unimin since 1973 (currently wholly owned subsidiary) Sibelco will support NewCo through its leading technologies in minerals processing, in-depth knowledge of global markets and experience in managing industrial minerals companies The combined entity will benefit from Sibelco’s worldwide sales force to distribute NewCo’s products on a global scale while distributing certain Sibelco minerals in NewCo’s key markets Track record of applying the “Sibelco Model” to new businesses and creating value for all stakeholders Quartz Resin Coated Sand Silica Talc Wollastonite Proppant Manganese Dioxide Mineral Sands Nepheline Syenite Olivine Others Iron Oxide Lime Limestone Magnesia Magnetite Clay & Kaolin Cristobalite Dolomite Feldspar Glass Cullet Aluminium Trihydrate Barite Bentonite Calcium Carbonate Chromite Agriculture Construction & Engineering Glass Ceramics Electronic Mining & Metallurgy Coatings & Polymers Energy Sports & Leisure

Unimin’s Industrial Business Key Highlights Diverse End Markets Served Large, Resilient, and Growing Business Generating Strong Cash Flows Highly resilient and growing business generating strong cash flows with annual gross profit in excess of $175MM from 2014-16 Large, highly stable blue chip customer base Best-in-class and geographically diverse asset base Strategically located plants in the US High quality plants in Mexico serving the fast-growing market Canadian nepheline syenite plant currently growing into coatings end-markets Owned and operated private railroad in West Virginia & New Jersey (“Winchester & Western”) further enhancing Unimin’s industrial supply chain logistics Glass Container, flat and fiberglass Fiberglass, solar panels, displays Strong cash flow generator Long term contractual positions Construction & Industrial Products Construction, chemical, consumer, environmental, engineered stone end markets Construction driving growth Highly fragmented market Ceramics Sanitary & tile applications Housing construction main driver for production growth Coatings & Polymers Industry’s largest portfolio Architectural paints, industrial coatings, adhesives, plastic applications Metals & Castings Wide range of refractory & metallurgical grades Diverse metal casting, molding and core-making applications

# Unimin's Energy Business

## Leading Supplier of Proppants to the O&G Markets

### Key Highlights

- Comprehensive portfolio of API quality quartz proppants, resin coated sands, cementing additives, gravel packing media, and drilling mud additives
- Available worldwide, these engineered products optimize drilling operations and completions to ensure well integrity and maximize fracture conductivity
- Applications include drilling, cementing, stimulation (hydraulic fracturing), production

### Selected Flagship Plants & Terminals

| Plants | | Terminals | |
|---|---|---|---|
| Tunnel City, WI |  | Benwood, WV |  |
| Kasota, MN |  | Jerry Run, WV |  |

### Raw Sand

- High quality reserves produce monocrystalline silica grains that are spherical, stronger and have superior particle size distribution (within API specifications)
- Lower fines and turbidity
- Readily available thanks to our scale and delivery infrastructure



Northern White



Texas Brown

UNIFRAC

Brand

### Coated Sand

- Superior resin-coated UNIFRAC® products
- Engineered hybrid product encompassing precured strength performance and reliable flowback control
- Superior crush strength up to 20,000 psi
- Only coated on premium UNIFRAC® substrates



Northern White

PROPSTAR

Texas Brown

### Drilling Products

**Well Cementing Additives**

SilverBond

Brand



**Gravel Packing Sand**

ACCUPACK

Brand



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